Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of an interview on Yahoo! Finance on yahoo.com on October 27, 2020.

Used Car Retailer CarLotz Goes Public

Brian Sozzi

Used online car retailer Carlotz is going public with a SPAC company Acamar Partners, making it the third U.S. online car seller to go public this year. Joining us now to discuss is Carlotz founder and CEO, Michael Bor. Michael, good to see you this morning. So, we have talked to all of your competitors, Vroom, Shift, and Carvana. Take us through your business model, how are you different?

Michael Bor

Sure. Thanks, Brian. Thanks for having me. Yeah, we're the industry's only consignment to retail used vehicle operation. So, we take vehicles from both consumer sellers, who before we existed would either trade their car in, would try to sell it themselves on Craigslist or parking it on the side of the road. Through our consignment model, we take those vehicles straight through our hubs to retail buyers. We also do that for corporations and fleets that have vehicles. So, we sell vehicles for banks and financial institutions, fleet management companies, leasing companies, Fortune 500 down to mom-and-pop businesses, anyone who otherwise would sell a vehicle at wholesale. We take those vehicles, we recondition them, make them perfect, and sell them at retail.

So, we essentially, from a buyer's perspective, have a business model that's very similar to the Carvanas and Vrooms in that you can buy a vehicle totally online. With us, you can buy it face-to-face or anywhere in between. So, where our business model differs substantially is the way we source the vehicles. We take them straight from the seller and take them straight to the buyer. We don't go through auction; we don't buy vehicles without knowing anything about them. We're taking vehicles from sellers straight to buyers.

Alexis Christoforous

And Michael, you've got some pretty lofty sales goals. I'm reading you're anticipating a rise of 145% over the next three years. How do you expect to get there? And let me also ask you about inventory. If you're relying on folks to want to sell their secondhand cars, what happens if, you know, there's another huge economic downturn and people are going to hang onto their cars and not want to resell them?

Michael Bor

Yeah, great question. I mean, first of all, our inventory has never been fuller. We need more hub locations to get our inventory through. Our model nets the seller thousands more than they otherwise would get if they sold it to a dealer on a trade in or tried to sell it themselves, or for our corporate accounts if they took it to wholesale. So, because of the value that we offer to the sellers, we're finding more inventory than we know what to do with, which is fantastic.

We have found that, you know, this industry is fantastic. It's one of the more stable industries in our economy. If you look back over the last two decades, the used vehicle market has been around 40 million units every year, even though the depths of the Great Recession, all the way through what we've seen over the last few years. And the reason is, a used car is a needs-based good, a new car is a want. And so, we do see some significant ups and downs in the new vehicle market, but the used vehicle market is very, very stable. So, we've seen some--we've seen a great inflow of vehicles that we're able to sell for our clients. And our growth model, really, it just relies on opening new cities where we can transact all these vehicles that we have to the consumer and get them a great deal on their car.

Brain Sozzi

Michael, staying on what Alexa's mentioned on your growth rates, by 2023 you're predicting one and a half billion to 1.7 billion in sales. Now, this year estimating about 110 million. So there is--you are looking for a big jump. On those--on 1.6 billion sales, are you profitable?

Michael Bor

Yes. Another thing that's different about our business is that we have grown in a very deliberate manner, so that every time we've raised capital we've gotten to profitability before we've raised capital again. And so this will be our fourth capital raise. To date, we've raised $35 million dollars. As part of this transaction, we'll have several hundred million dollars to aggressively pursue our growth goal. We are a profit-first business, and we will get to profitability. Now, certainly, during the next few years of intense growth, we will get below profitability, and that's obvious. But yeah, the number one goal of our business is to grow profitably.

Alexis Christoforous

And I'm sure you saw the announcement by California's governor not long ago saying he wants to move all electric vehicles being sold in the state by 2035. I mean, I know that's looking far out, what's your exposure to the California market, and how could a decision like that or mandate like that affect business? Because I would think it would push up demand for older cars, and also push up prices for those cars.

Michael Bor

Yeah, it's a great question, too. You know, we don't currently have a location in California. We do sell cars to all 50 states, and so through our online omnichannel buying journey, you can buy a car if you are in California. We think the mandate to get to electric is obviously great for the environment, but it's just another type of vehicle. So, you know, we currently sell a decent amount of electric vehicles today. If certain states mandate electric more than others, then we'll probably see an increase in electric vehicle sales.

But at the end of the day, the dealers that will be most harmed by this shift to electric vehicles are those that really rely on service and parts, because electric vehicles actually use less parts and require less service. We're a business that--we're essentially a marketplace. We're selling vehicles we're reconditioning internally, so that vehicles are great when they're being sold. We don't do after-sales service on the vehicles. Those are really the types of dealerships that might be harmed by a shift to electric vehicles.

Alexis Christoforous

Michael, with all the technology out there, the latest and greatest in these new cars, why do people want these older cars?

Michael Bor

They're a great deal. You know, not everybody is buying a $50,000 to $75,000 vehicle. Our average vehicle price ranges anywhere from $12,000 to $20,000. And especially in difficult times, you know, we sell a lot of vehicles that are sub-$10,000, because that's what people need to get to work, to get their kids to school. And so, you know, as a used vehicle retailer, we're able to support any type of car buyer. We have car buyers that buy sub-$10,000 cars, we have $100,000 Bentleys. We sell whatever our sellers bring to us.

And as a result of that, we have kind of a bell-shaped curve of inventory that most closely matches the type of inventory that buyers are looking for. And you know, everybody's looking for a different type of vehicle. The fattest part of the bell curve of inventory in the used vehicle market is kind of that eight to $12,000 vehicle, that's where most vehicles transact. And we certainly have a whole lot of those.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.